April 28, 2014
VIA EDGAR

Edward P. Bartz, Esq.
U.S. Securities & Exchange Commission
Division of Investment Management
Mailstop 4710
100 F Street, NE
Washington, DC 20549-4720

Re:	HMS Income Fund, Inc.
Registration Statement on Form N-2 (File No. 333-178548)

Dear Mr. Bartz:
On behalf of HMS Income Fund, Inc., a Maryland corporation (“HMS” or the “Company”), this letter responds to the comments (the “Comments”) of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made on April 25, 2014 during a telephone conversation between Edward P. Bartz of the Staff and Tara L. Dunn of Morrison & Foerster LLP. The Comments relate to Post-Effective Amendment No. 7 to the Company’s Registration Statement on Form N-2 (File No. 333-178548) filed with the Commission on March 24, 2014 (“PEA No. 7”). The Comments are set forth below in italics and the Company’s response to each Comment follows immediately thereafter. Page references in the text of the Company’s responses correspond to the page numbers in PEA No. 7. In addition, we include with this correspondence a blackline of excerpts from PEA No. 7 reflecting the comments below.
Determination of Net Asset Value - Determinations in Connection with Offerings (page 74)

1.
Comment: You reiterated the Staff’s request that the Company disclose that the Company’s board of directors, or an authorized committee thereof, has determined and will determine the Company’s net asset value per share within 48 hours of any sale of its common stock.

Response: The Company has revised the disclosure on pages 74 of PEA No. 7 to address the Staff’s comment.
Description of our Securities - Repurchase Upon Death or Disability (page 104)

2.
Comment: The Staff noted an internal inconsistency in the disclosure related to repurchase rights upon the death or disability of a stockholder and requested that the Company resolve that inconsistency.

Response: The Company has revised the disclosure on page 104 of PEA No. 7 to address the inconsistency.
We very much appreciate your attention to this matter. Please do not hesitate to call John A. Good at (202) 778-1655 or Tara L. Dunn at (303) 592-2217, if you have any questions or require any additional information.
Sincerely,

   /s/ John A. Good
John A. Good

cc: Sherri W. Schugart, HMS Income Fund, Inc.

Determinations in Connection With Offerings
We are offering shares of our common stock on a continuous basis at a current offering price of $10.00 per share; however, to the extent that our net asset value per share increases, we will sell shares of our common stock at a price necessary to ensure that shares of our common stock are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. To the extent that the net asset value per share increases subsequent to the last closing, the price per share may increase. In the event of a material decline, which we deem to be non-temporary, in our net asset value per share that results in a 5% decrease of our net asset value per share below our then-current net-offering price, and subject to certain conditions, we will reduce our offering price accordingly. Our net asset value is based in part on the good faith determination of fair value of certain of our investments by our board of directors or an authorized committee of the board, not on active market quotations.
Because the price per share of our common stock may change, persons who subscribe for shares in this offering must submit subscriptions for a fixed dollar amount rather than for a number of shares and, as a result, may receive fractional shares of our common stock. In connection with each closing date of shares of our common stock offered pursuant to this prospectus, the board of directors or ~~a~~an authorized committee thereof ~~is required~~has determined and will determine our net asset value per share within 48 hours of the time that each closing and sale is made in order to make the determination that we are not selling shares of our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below our then-current net asset value per share. The board of directors has delegated to our pricing committee the authority to make such determination in connection with each closing. We expect that our pricing committee, acting under such delegated authority from our board of directors, will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC;

•
assessment by our Advisers of whether any material change in the net asset value has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the closing on and sale of our common stock; and

•
the magnitude of the difference between the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC and our Advisers' assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of closing.

Repurchase Upon Death or Disability
Our charter provides that in the event of the death or disability of a stockholder, we ~~will~~may, upon request, repurchase such stockholder’s shares, upon the stockholder or the stockholder’s representatives, as applicable, presenting such shares for repurchase ~~regardless of the period the deceased or disabled stockholder owned his or her shares. However, we will not be obligated to~~, although there is no repurchase ~~such~~priority for a stockholder~~’s shares if more than two years have elapsed from the date of the applicable death or disability and, in the case of a disability, if the stockholder fails to provide the opinion of the qualified independent physician referred to below. The repurchase price per share to be paid by us to the stockholder or stockholder’s estate, as applicable, will be equal to the net asset value per share, as determined within 48 hours prior to the Repurchase Date~~ under the circumstance of death or disability of such stockholder. Importantly, our board of directors will have the right to suspend or terminate any repurchase to be made pursuant to this provision of our charter to the extent that such repurchase would cause us to violate federal law or Maryland law or to the extent that our board of directors determines that it is in our best interest to do so. We are required to promptly notify our stockholders of any changes to this provision of our charter, including any suspension or termination of the provision, through any means reasonably designed to inform our stockholders of such changes. As defined in our charter, “disability” means such stockholder suffers a disability for a period of time, as may be determined by our board of directors, and the accuracy of such determination is confirmed by a qualified independent physician from whom such stockholder is required to receive an examination within 30 days following the board of directors’ determination. If such stockholder fails to reasonably cooperate with our board of directors in obtaining the opinion of a qualified independent physician, then our board of directors may, in its reasonable discretion, decide to not make the repurchase.
~~Importantly, our board of directors will have the right to suspend or terminate any repurchase to be made pursuant to this provision of our charter to the extent that such repurchase would cause us to violate federal law or Maryland law or to the extent that our board of directors determines that it is in our best interest to do so. We are required to promptly notify our stockholders of any changes to this provision of our charter, including any suspension or termination of the provision, through any means reasonably designed to inform our stockholders of such changes.The requirements contained in this~~ This provision of our charter will terminate on the date that our shares are listed on a national securities exchange or are included for quotation in a national securities market.
All shares to be repurchased must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares, we will not repurchase any such shares.

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